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MATTHEW K KERFOOT matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

May 2, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Tom Kluck, Legal Branch Chief, Division of Corporation Finance

Re:	Equinox Frontier Funds (the “Trust”)

Registration Statement on Form S-1

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-210313

Dear Mr. Kluck:

This letter responds to comments provided on April 28, 2016 during telephone conference regarding the Pre-Effective Amendment No. 3 to the registration statements on Form S-1 of Equinox Frontier Funds (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2016. Below, we describe the changes that have been made to the registration statement in response to the Commission staff’s comments and provide any responses to such comments, as requested.

General

Capitalized terms have the same meaning as defined in the Form S-1 unless otherwise indicated.

Comment 1.	Please clarify that the Statement of Additional Information and any appendices and exhibits thereto form integral parts of the prospectus.

Response 1.	The registration statement has been revised to add disclosures that the prospectus is in two parts—a Disclosure Document and a Statement of Additional Information, and all appendices and exhibits thereto—and that those parts are bound together and may not be distributed separately.

Comment 2.	Under “Legal Proceedings” please describe in more detail the factual findings underlying the settlements reached by and between Equinox Fund Management, LLC and the SEC on January 19, 2016 (and similarly with the CFTC on March 16, 2016).

Response 2.	The registration statement has been revised accordingly.

Comment 3.	Please remove the hypothetical return figures in the performance information section of Quest Partners LLC and provide an updated returns table containing actual figures.

Response 3.	The registration statement has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5694. Thank you.

Best regards,

/s/ Matthew K. Kerfoot
Matthew K. Kerfoot

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